UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COLLECTORS UNIVERSE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.001 Par Value,
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

19421R200
(CUSIP Number)

Michael J. McConnell
Chief Executive Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, California 92705
 (949) 567-1234
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,450,000	$371.39(3)

(1)           The Transaction Valuation was calculated assuming that 1,750,000 outstanding shares of common stock, par value $.001 per share, will be purchased at the maximum tender offer price of $5.40 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

(3)           Previously paid in connection with the Schedule TO filed with the Securities and Exchange Commission on June 2, 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,305.22
Filing Party: Collectors Universe, Inc.
Form or Registration No.: Form S-3, Registration No. 333-122129
Date Filed: January 19, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2009 (the “Schedule TO”), relating to the offer by Collectors Universe, Inc. (the “Company”) to purchase up to 1,750,000 shares of its common stock, $.001 par value (including the associated preferred share purchase rights), at a price not less than $5.00 nor greater than $5.40 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated June 2, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On July 6, 2009, the Company announced the preliminary results of the Offer, which expired at 12:00 Midnight, Eastern Time, on July 2, 2009. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B)	Press Release dated July 6, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

By:	/s/ Joseph J. Wallace
Name:	Joseph J. Wallace
Title:	Chief Financial Officer

Date: July 6, 2009

Exhibit Index

(a)(5)(B)                      Press Release dated July 6, 2009.